SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 2, 2018

List of materials

Documents attached hereto:

i) Press release Announcement Sony Corporation Executive Appointments

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

 　　　　　　  No. 18-015E
February 2, 2018

Sony Corporation Executive Appointments

Tokyo, Japan – Sony Corporation today announced the following executive appointments.

As of April 1, 2018
(Changes to titles or areas of responsibility are underlined)

Kazuo Hirai	(New)	Director, Chairman
	(Current)	Director, Representative Corporate Executive Officer,
President and Chief Executive Officer

Kenichiro Yoshida	(New)	Director, Representative Corporate Executive Officer,
President and Chief Executive Officer

	(Current)	Director, Representative Corporate Executive Officer, Executive Deputy President and Chief Financial Officer

Hiroki Totoki	(New)	Representative Corporate Executive Officer,
Executive Vice President, Chief Financial Officer

	(Current)	Corporate Executive Officer, Executive Vice President, Chief Strategy Officer
Officer in charge of Mobile Communications Business President & CEO, Sony Mobile Communications Inc. President and Representative Director, Sony Network Communications Inc.

Shigeki Ishizuka		Corporate Executive Officer, Executive Vice President
Officer in charge of Imaging Products & Solutions Business
Representative Director and President, Sony Imaging Products & Solutions Inc.
Officer in charge of Mobile Communications Business, Storage Media Business

Ichiro Takagi		Corporate Executive Officer, Executive Vice President
Officer in charge of Home Entertainment & Sound Business,
Consumer AV Sales & Marketing
Representative Director and President, Sony Visual Products Inc.
Representative Director and President, Sony Video & Sound Products Inc.
Officer in charge of Manufacturing, Logistics, Procurement

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Toru Katsumoto	(New)	Corporate Executive Officer, Executive Vice President
Officer in charge of R&D Platform
	(Continues as)	Representative Director and Deputy President, Sony Imaging Products & Solutions Inc.
President of Professional Products Group
President of Medical Business Group
	(Current)	Business Executive

The following executives are scheduled to retire as of the Sony Annual Shareholders’ Meeting due to held in June 2018.

Tomoyuki Suzuki	(Current)	Corporate Executive Officer, Executive Deputy President
Officer in charge of R&D Platform and Storage Media Business

Masashi Imamura	(Current)	Corporate Executive Officer, Executive Vice President
Officer in charge of Manufacturing, Logistics, Procurement, Quality and Environment, Engineering Platform

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